EXHIBIT 99.1

Commission File Number 001-31914

中國人壽保 險股份有 限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

ANNOUNCEMENT

ELECTION OF EMPLOYEE REPRESENTATIVE SUPERVISOR

China Life Insurance Company Limited (the “Company”) announces that at the third extraordinary meeting of the second session of the employee representative meeting of the Company, Mr. Cao Qingyang has been elected as an Employee Representative Supervisor of the sixth session of the board of supervisors of the Company. The qualification of Mr. Cao Qingyang as a Supervisor is still subject to the approval of the China Banking and Insurance Regulatory Commission (the “CBIRC”).

The biographical details of Mr. Cao Qingyang are set out below:

Mr. Cao Qingyang, born in May 1963, has been the General Manager of the Product Development Department of the Company since February 2011. From 2008 to 2011, he successively served as the Deputy General Manager of Tianjin Branch and the Group Leader of the Statistics Working Group of the Company. From 2004 to 2008, he successively served as the General Manager of the Investor Relations Department, the Deputy Secretary-General of the Board Secretariat and concurrently the General Manager of the Investor Relations Department, and the Deputy Secretary-General of the Board Secretariat of the Company. Mr. Cao Qingyang graduated from Nankai University in 2004, majoring in finance with a doctoral degree in economics.

Mr. Cao Qingyang will enter into a service contract with the Company. The term of office of Mr. Cao Qingyang shall be effective on the date of approval by the CBIRC and end on the expiry of the term of the sixth session of the board of supervisors. He is eligible for re-election upon expiry of his term.

The remuneration of the Employee Representative Supervisors is determined by reference to their duties and responsibilities based on the relevant remuneration system of the Company. As an Employee Representative Supervisor of the Company, Mr. Cao Qingyang will not receive any supervisor’s fee from the Company, but will receive corresponding remuneration in accordance with his position in the Company, including basic salary, performance-based salary, bonus and allowance.

Save as disclosed above, Mr. Cao Qingyang has not held any directorships in other listed public companies in the last three years, does not hold any other position with the Company or any of its subsidiaries, and is not connected with any directors, senior management or substantial or controlling shareholders of the Company. Mr. Cao Qingyang does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Commission File Number 001-31914

Further, there is nothing in respect of the election of Mr. Cao Qingyang that needs to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is there anything that needs to be brought to the attention of the shareholders of the Company.

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 21 January 2019

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Xu Hengping, Xu Haifeng
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie